# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU INC., CIK 0001413855
CUSIP: G3314G128
Title of class of securities: Class A ordinary share, par value $0.002 per share
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Date of event which requires filing of this statement: 09/24/2026
Filed by CIK 0002079530
Persons authorized to receive notices and communications: YS Management Company Limited, c/o Yif Liu, 28 Lower Kent Ridge Road, Singapore, Singapore (U0), 11837, 852 84353173; Yif Liu, 28 Lower Kent Ridge Road, Singapore, Singapore (U0), 11837, 852 84353173

## Reporting persons
- YS Management Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 4,826,333; shared voting power 0; sole dispositive power 4,826,333; shared dispositive power 0; aggregate amount beneficially owned 4,826,333 (29.84% of the class)
  Comment: Note to Row 7, 9, 11: Represents 4,826,333 Class A ordinary shares directly held by YS Management Company Limited, which is 100% owned by Yif Liu.
  
  Note to Row 13: The percentage calculation is based on 16,175,748 ordinary shares, including 5,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of September 24, 2026 according to the records of the Issuer
- Yif Liu (CIK 0002079530): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 4,826,333; shared voting power 0; sole dispositive power 4,826,333; shared dispositive power 0; aggregate amount beneficially owned 4,826,333 (29.84% of the class)
  Comment: Note to Row 7, 9, 11: Represents 4,826,333 Class A ordinary shares directly held by YS Management Company Limited, which is 100% owned by Yif Liu.
  
  Note to Row 13: The percentage calculation is based on 16,175,748 ordinary shares, including 5,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of September 24, 2026 according to the records of the Issuer

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.002 per share
Name of issuer: AIFU INC.
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Comment:
This Amendment No. 1 to Schedule 13D (the "Amendment") amends and supplements the prior statement on Schedule 13D as filed on January 16, 202 (the "Original 13D") (the Original 13D as amended and supplemented, the "Previous Schedule 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value $0.002 per share (the "Class A Ordinary Shares") of AIFU Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive office is located at Room 001, Build 10, Jinzhong Guobin Hui, 2nd Road, Qinyuan, Lihu Community, Xili Street, Nanshan District, Shenzhen, People's Republic of China.

Except as set forth below, all items of the Previous Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Previous Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment is being jointly filed by YS Management Company Limited and Yif Liu (the "Reporting Persons").
Residence or business address:
The registered address of YS Management Company Limited is Room 1604, 16/F, OfficePlus@Sheung Wan, 93-103 Wing Lok Street, Sheung Wan, Hong Kong.

The address of Yif Liu is 28 Lower Kent Ridge Road, Singapore 11837
Present principal occupation or employment: Yif Liu serves as a Director of YS Management Company Limited, which is a limited liability company without any substantive operations.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: YS Management Company Limited is a limited company incorporated under the laws of Hong Kong. Yif Liu is a citizen of the Republic of Guinea-Bissau.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 5 is hereby incorporated by reference into this Item 3.

Item 3 of the Previous Schedule 13D is hereby amended and supplemented in its entirety as follows:

Not applicable.

The transaction described in Item 5 involved an issuance of shares by the Issuer to certain third party. The Reporting Persons were not parties to this transaction and did not provide any funds or other consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

Item 4 is hereby amended and supplemented to add the following:

This Amendment is filed to report that the Reporting Persons' aggregate percentage beneficial ownership and voting power in the Issuer were diluted as a result of the Issuer's issuance of shares as described in Item 5 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Amendment are hereby incorporated by reference in this Item 5.

Item 5(a) of the Previous Schedule 13D is hereby amended and restated as follow:

Pursuant to the current report of the Issuer on Form 6-K filed on September 24, 2026, on September 24, 2026, the Issuer completed the issuance of 10,000,000 Class B ordinary shares to a third party ("Share Issuance"). The Reporting Persons did not acquire or dispose of any shares subsequent to the filing of the Original 13D on September 28, 2026. The change in the number of shares owned by the Reporting Persons and the decrease in the Reporting Persons' aggregate beneficial ownership and their aggregate voting power was solely due to (i) the Issuer's 1-for-20 reverse share split effected on June 16, 2026 and (ii) the increase in the total number of the Issuer's outstanding shares from the Share Issuance.

YSM beneficially owns 4,826,333 Class A ordinary shares of the Issuer, representing approximately 29.84% of the Issuer's total issued and outstanding ordinary shares and approximately 0.47% of the total voting power.

YSM is 100% owned by Yif Liu. Consequently, Yif Liu may be deemed to beneficially own the Ordinary Shares held by YSM.

The percentage calculation is based on 16,175,748 ordinary shares, including 5,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of September 24, 2026 according to the records of the Issuer

The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Amendment, none of the Reporting Persons has effected any other transactions in the Ordinary Shares except as reported herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated September 28, 2026 by and between the Reporting Persons
Exhibit 2: List of directors and executive officers of YS Management Company Limited (filed herewith)

## Signatures
- YS Management Company Limited: /s/ Yif Liu, Yif Liu /Director (09/28/2026)
- Yif Liu: /s/ Yif Liu, Yif Liu (09/28/2026)